UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On July 28, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel, issued a press release announcing that it has entered into a securities purchase agreement with respect to the private placement of $400,000,000 of ordinary shares (or ordinary share equivalents in lieu thereof) at a price of $5.00 per share for subscription amounts funded in U.S. dollars, USDT or USD Coin and $6.00 per share for subscription amounts funded in RAIN tokens, the $5.00 price representing a premium of 17.4% and the $6.00 price representing a premium of 40.8%, in each case to the closing price of the ordinary shares on July 27, 2026, for expected aggregate gross proceeds of approximately $400,000,000 (funded in U.S. dollars, USDT, USD Coin, RAIN tokens or a combination thereof), before deducting offering expenses. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: July 28, 2026

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